EXHIBIT 10.1

THE HINDU BUSINESS LINE
SATURDAY, SEPTEMBER 15, 2001

TELEDENSITY SET TO EXCEED TARGET

Our Bureau
KOLKATA, Sept. 14

        The country is set to achieve a higher teledensity of 17.5 per 100 by 2010 against a target of 15 set by the Government, according to Mr Tapan Sikdar, Union Minister of State for Communications.

        At present, India has a teledensity of 3.7 per 100 which is expected to go up to seven per 100 by 2005.

        Mr Sikdar told members of the Bengal National Chamber of Commerce and Industry (BNCCI) here that the basic telecom network in India was growing at 22 per cent per annum while cellular and Internet services were growing at over 100 per cent annually.

        The Indian telecom network has emerged as the 8th largest in the world, up from 14th barely two years ago.

        According to him, the focus now was on providing an appropriate telecom infrastructure that would facilitate "proliferation of information techonology". The idea was to benefit from convergence and bridge the digital divide across the country.

        He, however, cautioned that this would not be possible if labour productivity in the telecom sector did not improve.

        In this context, he cited a McKinsey report which stated that labour productivity in the Indian telecom sector was 25 per cent of that in the US.

        "Such a scenario emerging in the age of convergence is alarming. We must improve productivity. To survive as a nation we need it."

        The  Minister  felt  that   emerging   technologies   would   facilitate
applications such as tele-education and tele-medicine which would benefit the rural population immensely.

        In the context of developments in the postal system, Mr Sikdar said the Department of Posts was regularly taking revenue-generating initiatives aimed at bridging the deficit between revenue and expenditure. He expressed the hope that this would be achieved within the next five years.